

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

<u>Via E-Mail</u>
Lawrence Kong
Chief Financial Officer
BIDZ.com, Inc.
3562 Eastham Drive
Culver City, California 90232

> **Re: BIDZ.com, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed June 22, 2012**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed June 29, 2012**
> **File No. 001-33513**
> **Transaction Statement on Schedule 13e-3**
> **Filed June 22, 2012**
> **File No. 005-83369**

Dear Mr. Kong:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement on Schedule 14A, filed June 29, 2012</u>

<u>General</u>

1.   Please fill in all blanks and update the information provided in your amendment as of the most reasonable practicable date.

2.   Please mark the cover page of your proxy statement to clearly identify it as "preliminary."

Special Factors, page 29

Background of the Merger, page 29

3.   We note your disclosure in the first paragraph on page 29 that you "sought to arrange financing" for your working capital and other needs, but were unable to do so on acceptable terms. Please expand this disclosure to describe how you sought to arrange financing and how the available sources of financing were not acceptable.

4.   We note your disclosure in the second paragraph on page 29 that a consultant presented to you a proposed secured loan facility with certain covenants and terms, but that your Board of Directors rejected this loan proposal. Please expand this disclosure to describe why this loan proposal was unacceptable.

5.   Please expand the disclosure provided to more clearly specify the relationships, if any, between the consultant referenced in this section and any of the reporting persons who filed the Schedule 13D with respect to their beneficial ownership interests in the company on May 17, 2012.

6.   We note your disclosure in the second paragraph on page 34 of your proxy statement that you determined to engage Imperial Capital, LLC as the Special Committee's financial advisor. Please describe the method of selecting Imperial Capital as an advisor in this regard. Additionally, please briefly describe the qualifications of Imperial Capital to opine on the fairness, from a financial point of view, of the merger consideration. Please see Item 1015(b)(2) and (3) of Regulation M-A.

Fairness of the Merger, Recommendation of the Special Committee and Our Board…, page 40

7.   In indicating that the going private transaction is fair to unaffiliated stockholders, each filing person must discuss each of the material factors set forth in Instruction 2 to Item 1014 of Regulation M-A. In this regard, we note that the special committee considered the fact that historical market prices of the company's stock traded at amounts that were in excess of the amount of consideration being offered in this transaction but you do not address why that does not impact the special committee substantive fairness determination. Please revise to discuss. Refer to Instruction 2(ii) of Item 1014 of Regulation M-A.

8.   Please note that if the filing parties or the board based their fairness determination on the analysis and discussion of factors undertaken by others, they must each expressly adopt the analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, please clarify whether the Board expressly adopts the analysis and recommendation of the Special Committee and/or Imperial Capital. Also, please revise to clarify whether the other filing persons are expressly adopting the analysis of the Special Committee and Imperial Capital, or explain how they considered each of the factors listed in Item 1014. In this regard, we note that Glendon, Merger

Subsidiary and the Zinbergs have not expressly adopted the analyses of the Special Committee. To the extent filing persons did not adopt another party's discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, such filing persons must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Recommendation of the Board of Directors, page 48

9. Please note that each filing person listed must independently disclose its belief as to whether the transaction is *substantively and procedurally* fair to unaffiliated stockholders pursuant to Item 1014 of Regulation M-A. Please revise your disclosure here to specifically indicate whether the Board of Directors determined the going private transaction to be substantively and procedurally fair to unaffiliated shareholders. Please also note our prior comment regarding the adoption of the analyses of any other party (i.e. the Special Committee and/or Imperial).

10. As a related matter, it does not appear that either Mr. David Zinberg or Ms. Marina Zinberg, provided any of the disclosure required pursuant to Item 1014 of Regulation M-A in their role as filing persons. Please revise.

11. It does not appear that the Board or the Special Committee considered going concern value in relation to the consideration being offered in this transaction. Please tell us whether the Board of Directors has considered all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A in arriving at its substantive fairness determination.

Opinion of Imperial Capital, LLC page 52

12. Please confirm that any materials prepared by Imperial Capital in connection with its fairness opinion, including any "board books" or any summaries of presentations made to the special committee that are within the scope of Item 1015 of Regulation M-A have been summarized in the disclosure document and (if written) have been filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Imperial Capital, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all of Imperial Capital's presentations to the special committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

13. In your analysis of Discounted Cash Flow, please revise the disclosure to include a description of how you chose the discount rates.

14. We note that Imperial Capital performed a Selected Company Analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these

companies and transactions. Please indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Proposal No. 4—Proposal to Authorize Amendment to Certificate of Incorporation…, page 97

15.   Please provide further context to the tabular disclosure set forth under this heading by confirming whether the range of reverse stock split ratios presented represent the maximum and minimum ratios that the Board could choose to implement. We may have further comment.

Financial Information, page 134

16.   Please tell us the basis for you belief that you are eligible to incorporate your Form 10-K for the period ended December 31, 2011 and your Form 10-Q for the quarter ended March 31, 2012. Refer to Item 14(e) of Schedule 14A.

Schedule 13e-3 filed June 22, 2012

17.   Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.   Please explain what consideration you have given to the inclusion of Kia Jam together with any other financial sponsors of Glendon, Weston Capital Management LLC and Albert Hallac as filing persons. See Compliance and Disclosure Interpretation 101.02, available on our website at www.sec.gov.

Item 15. Additional Information, page 10

18.   Item 15(c) of your transaction statement appears to reference the proxy statement in its entirety. Please revise to reference the specific sections of your proxy statement that provide the requested disclosure.

Item 16. Material to be Filed as Exhibits

19.   Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Please revise to summarize all the presentations made by Imperial or other third parties during the course of the meetings described, and file any written reports as exhibits pursuant to Item 9 of Schedule 13E-3.   Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. We note, for example, your discussion of the May 16th meeting where Bingham made a

presentation.

20.   Please file copies of all of the agreements to be executed in connection with the financing of the transaction, including the equity commitment and the guarantee being provided by Weston Capital. See Item 1016(b) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mark T. Hiraide
       Petillon Hiraide & Loomis LLP